UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY MEDIA CORPORATION
(Name of Subject Company (Issuer))
LIBERTY MEDIA CORPORATION
(Name of Filing Person (Offeror/Issuer))
OPTIONS TO PURCHASE SERIES A LIBERTY INTERACTIVE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

53071M104
(CUSIP Number of Class of Securities)

Charles Y. Tanabe	Copy to:
Executive Vice President and General Counsel	Robert W. Murray Jr.
LIBERTY MEDIA CORPORATION	Baker Botts L.L.P.
12300 Liberty Boulevard	30 Rockefeller Plaza
Englewood, Colorado 80112	New York, New York 10112-4498
(720) 875-5400	(212) 408-2500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,177,369	$203.47

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that 5,741,468 options to purchase the Issuer’s Series A Liberty Interactive common stock that are outstanding under the 2000 Incentive Plan, as amended and restated effective February 22, 2007, and the 2007 Incentive Plan, effective February 22, 2007, will be eligible for exchange and will be tendered pursuant to the offer. These options have an aggregate value of $5,177,369 calculated based on a Black-Scholes-Merton option pricing model based on (1) a price per share of Series A Liberty Interactive common stock of $2.86, the closing price of the Issuer’s Series A Liberty Interactive common stock as reported on The Nasdaq Global Select Market as of March 3, 2009, for 2,870,734 market options and (2) a price per share of Series A Liberty Interactive common stock of $6.00 for 2,870,734 premium options.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the value of the transaction (prorated for amounts less than one million).
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$203.47

Form or Registration No.:	Schedule TO

Filing Party:	Liberty Media Corporation

Date Filed:	March 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 3 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended and supplemented to the date hereof, the “Tender Offer Statement”) originally filed with the Securities and Exchange Commission on March 9, 2009, by Liberty Media Corporation, a Delaware corporation (“Liberty Media”), in connection with its offer to exchange certain outstanding stock options to purchase Series A Liberty Interactive common stock, par value $0.01 per share (“LINTA shares”), that are properly tendered and not properly withdrawn for new options to purchase LINTA shares from the employees of Liberty Media’s subsidiaries QVC, Inc and BuySeasons, Inc., upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009, as amended (the “Offer to Exchange”), and the related election form and withdrawal form (which together, as they may be amended or supplemented from time to time, constitute the exchange offer). This Amendment is the final amendment relating to the offer and is filed for the purpose of reporting the results of the offer.
     The information in the Offer to Exchange is incorporated in this Amendment by reference in response to all of the applicable items in the Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. All defined terms used in this Amendment have the same meaning as in the Offer to Exchange, unless otherwise indicated.
Item 4. Terms of the Transaction.
Item 4 of the Tender Offer Statement is hereby amended and supplemented by adding the following:
The Exchange Offer expired at 5:00 p.m., Eastern Daylight Savings Time, on Monday, April 6, 2009. Pursuant to the Exchange Offer, Eligible Optionholders tendered, and Liberty accepted for cancellation, Eligible Options to purchase an aggregate of 11,311,787 LINTA shares from 398 participants, representing approximately 99.73% of the total LINTA shares underlying options eligible for exchange in the Exchange Offer. On Monday, April 6, 2009, after the cancellation of Eligible Options, Liberty granted to Eligible Optionholders Market Options to purchase 2,828,022 shares at an exercise price of $3.41 per share, which was the per share closing price of LINTA shares as reported by The Nasdaq Global Select Market on April 6, 2009, and Premium Options to purchase 2,828,022 shares at an exercise price of $6.00 per share.
Item 12. Exhibits.
     Item 12 of the Tender Offer Statement is hereby amended and supplemented by adding the following exhibit:
     (a)(1)(J) E-mail to Eligible Optionholders, dated April 7, 2009, announcing final results of the Exchange Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY MEDIA CORPORATION
By:	/s/ Charles Y. Tanabe
Name: Charles Y. Tanabe
Title: Executive Vice President and General Counsel

Date: April 7, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009

(a)(1)(B)*	Election Form

(a)(1)(C)*	Withdrawal Form

(a)(1)(D)*	BuySeasons Cover Letter

(a)(1)(E)*	QVC Cover Letter

(a)(1)(F)*	Form of Email Communication to Employees

(a)(1)(G)*	Form of Individual Listing of Eligible Options

(a)(1)(H)**	Form of QVC Email to Employees Regarding Amendment No. 1

(a)(1)(I)**	Form of BuySeasons Email to Employees Regarding Amendment No. 1

(a)(1)(J)	E-mail to Eligible Optionholders, dated April 7, 2009, announcing final results of the Exchange Offer.

(b)	Not applicable

(d)(1)*	Liberty Media Corporation 2000 Incentive Plan (As Amended and Restated Effective February 22, 2007) (the “2000 Incentive Plan”) (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on 10-K for the year ending December 31, 2008 as filed February 27, 2009 (the “2008 10-K”)

(d)(2)*	Liberty Media Corporation 2007 Incentive Plan (the “2007 Incentive Plan”) (incorporated by reference to Exhibit 10.16 to the 2008 10-K)

(d)(3)*	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for BuySeasons-General

(d)(4)*	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for QVC-General

(d)(5)*	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for BuySeasons-Designated

(d)(6)*	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan for QVC-Designated

(d)(7)*	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for BuySeasons-General

(d)(8)*	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for QVC-General

(d)(9)*	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for BuySeasons-Designated

(d)(10)*	Form of Non-Qualified Stock Option Agreement under the 2007 Incentive Plan for QVC-Designated

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Tender Offer Statement on March 9, 2009

**	Previously filed with Amendment No. 1 to the Tender Offer Statement on March 20, 2009

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